UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
+34 91-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica Group: Presentation on quarterly results January-September 2024	2

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA.

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Disclaimer This document and any related conference call or webcast (including any related Q&A session) has been prepared by Telefónica, S.A. (hereinafter “Telefónica” or “the Company”, and together with its subsidiaries the “Telefónica Group”) exclusively for its use during the presentation of financial results. The Company does not assume any liability for the content of this document if used for any purposes different from the one outlined above. This document may contain forward-looking statements, opinions and information (hereinafter, the “Statements”) relating to the Telefónica Group (hereinafter, the "Company" or "Telefónica"). These Statements may include financial and other forecasts and estimates and statements regarding plans, objectives and expectations regarding matters, such as the customer base and its evolution, growth of the different business lines and of the global business, market share, possible acquisitions, divestitures or other transactions, the outcome of recently completed transactions and the Telefónica Group’s results and its operations, including its environmental, social and governance commitments and targets. The Statements can be identified, in certain cases, through the use of words such as “forecast”, "expectation", "anticipation", “aspiration”, "purpose", "belief" “may”, “will”, “would”, “could”, “plan”, “project” or similar expressions or variations of such expressions. These Statements reflect the current views of the Telefónica Group’s management and may change over time. Further they do not intend to be exhaustive, and they have not been verified by third parties or audited. Therefore, Telefónica's opinions and aspirations with respect to future events do not represent, by their own nature, any guarantee of future fulfilment or profitability, and are subject to risks and uncertainties that could cause the final developments and results to materially differ from those expressed or implied by such Statements. These risks and uncertainties include those identified in the documents containing more comprehensive information filed by Telefónica with the different supervisory authorities of the securities markets in which its shares are listed and, in particular, the Spanish National Securities Market Commission (CNMV) and the U.S. Securities and Exchange Commission (SEC). Except as required by applicable law, Telefónica does not assume any obligation to publicly update the Statements to adapt them to events or circumstances taking place after the date hereof, including, among others, changes in the Telefónica’s Group business, changes in its business development strategy or any other circumstances. This document and any related conference call or webcast (including any related Q&A session) may contain summarised, non-audited or non-IFRS financial information (including information referred to as “organic” and “underlying”). Such information may not be prepared in accordance with the financial reporting requirements established by the SEC, is presented for supplemental informational purposes only and should not be considered a substitute for audited financial information presented in accordance with IFRS. The Company’s non-IFRS financial measures may differ from similarly titled measures used by other companies. In addition, there are material limitations associated with the use of non-IFRS financial measures since they exclude significant expenses and income that are recorded in the Company’s financial statements. Information related to Alternative Performance Measures (APM) used in this presentation are included in Telefónica’s condensed consolidated interim financial statements and consolidated interim management report for the six-month period ended in June 30, 2024, submitted to the CNMV, in Note 2, page 11 of the .pdf filed. Recipients of this document are invited to read it. Neither this document nor any related conference call or webcast (including any related Q&A session) nor any of their contents constitute an offer to purchase, sale or exchange any security, a solicitation of any offer to purchase, sale or exchange any security, or a recommendation or advice regarding any security, or a solicitation for any vote or approval in any other jurisdiction. This document and any related conference call or webcast (including any related Q&A session) may include data or references to data provided by third parties. Neither Telefónica, nor any of its administrators, directors or employees, either explicitly or implicitly, guarantees that these contents are exact, accurate, comprehensive or complete, nor are they obliged to keep them updated, nor to correct them in the case that any deficiency, error or omission were to be detected. Moreover, in reproducing these contents by any means, Telefónica may introduce any changes it deems suitable, may omit partially or completely any of the elements of this document, and in case of any deviation between such a version and this one, Telefónica assumes no liability for any discrepancy. 1

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q3 24 Summary Mr. Ángel Vilá COO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q3: a quarter of strong operating and strategic progress 2 Execution delivery ✓ Signed FibreCo agreement with VOD Spain ✓ LT FTTH IRU agreement with MasOrange ✓ Anatel/Ministry of Communications agreement on fixed voice concession to authorisation model migration expected in Q4 ✓ NetCo progressing according to plan, greater focus on fibre upgrade ✓ Expect BNetzA update on details of spectrum extension in early 2025 ✓ New W/S agreement with Lyca and contract renewal with Lebara State-of-the-art network deployment maintains rapid pace (81.6m FTTH PPs, 71% 5G coverage in core markets) Accelerating FCF growth, +89.5% y-o-y in Q3, +27.7% in 9M, trending above target of >10% Strong underlying performance; Spain best net adds in 6 years with record-low churn; sustained LC growth in Brazil On track to fulfill 2024 guidance despite FX headwinds Industry-leading CapEx intensity at 12% of revenue (9M), optimising investments, increasing operating leverage Highlights

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Stronger Telefónica Next Generation NETWORKS Enhanced CUSTOMER experience focus Leaner OPERATIONS • Expanding fibre: 81.6m PPs, +2.7m q-o-q • 5G coverage +6 p.p. q-o-q in core markets (2026 coverage target of 70% reached 2yrs in advance) • Network differentiation reducing CapEx • AI driven solutions progressing • Open Gateway, alliance with global telcos to provide network APIs • Customers +1m q-o-q to 393m • Spain record low churn (0.8%) • NPS hits new highs (34; +5 p.p. y-o-y) • AI improving customer experience; Perplexity investment / commercial deal • Asset optimisation, copper shutdown, 7.7k Spain COs closed (Oct-24) • FCF sequential acceleration • Hispam, exploring inorganic opportunities • AI, prioritised 6 clusters of use cases 3

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. FCF (€m, % y-o-y) Strong FCF and consistent underlying performance EBITDA is adjusted and CapEx ex-spectrum (0.1%) 2.1% • In local currency terms, Spain, Brazil and Germany maintain or improve growth trends • Q3 FX impact reduced revenue and EBITDA growth; still, 9M EBITDAaL-CapEx reported growth exceeds 2024 target • FCF grew significantly y-o-y in Q3 and 9M, largely shielded from FX volatility through natural hedging EBITDAaL-CapEx (€m, y-o-y) 866 1,030 +89.5% 4 Q3 9M +27.7%Local currency y-o-y Q3 9M Revenue Spain +1.0% +1.0% Brazil +7.1% +7.0% Germany -1.6% -0.6% EBITDA Spain +1.0% +0.6% Brazil +6.9% +7.0% Germany +3.0% +3.9% Q3 9M

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Telefónica Group: consistent underlying performance • Solid underlying revenue growth • B2B revenue +2.8% in 9M, double digit growth in IT, despite FX • Strong growth in FTTH accesses; +11% y-o-y • Improved operating leverage (+0.3 p.p. vs Q3 23) • Q3 CapEx -6.3% y-o-y, switch-offs, AI, digital & IT transformation • Ongoing efficiencies (redundancy, AI, legacy shutdown) • FCF H2 acceleration: +89.5% y-o-y in Q3, +27.7% in 9M • 9M FCF growth above +>10% 2024 target • Natural hedging policy pays off EBITDA is adjusted and CapEx ex-spectrum Operating leverage: EBITDAal-CapEx margin Sustainability Profitability Growth 5 Q3 y-o-y reported 9M y-o-y reported 9M y-o-y guidance FX Revenue -2.9% -0.3% +0.3% Service revenue -2.2% +0.7% +1.3% B2B revenue +0.6% +2.8% +3.3% B2C revenue -1.6% +0.4% +1.1% EBITDA -2.5% +0.4% +1.2% EBITDAaL - CapEx -0.1% +2.1% +2.5% CapEx/Sales 13.4% 12.0% FCF +89.5% +27.7%

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q3 24 Geographies & Units Mr. Ángel Vilá COO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 36% 37% 36% 36% 36% 19% 19% 20% 18% 19% Margins • Best quarterly net adds in 6 years • Churn historic low (0.8%); highest ever NPS (+3 p.p. y-o-y) • CLV increases. Premium positioning in B2C/B2B market • EBITDA growth accelerates to +1.0% y-o-y • EBITDAaL y-o-y turns positive Spain: improving commercial momentum, accelerating EBITDA growth EBITDAaL-CapExEBITDA 6 Highlights Uncertainties over wholesale dispelled All existing agreements extended; new deals signed Deregulation opportunities (MARCo consultation open) Net adds (k) 28 7 12 17 34 69 62 12 26 119 3 3 3 1 111 8 7 22 49 Postpaid ConvergentFBB Pay TV Q3 23 Q4 23 Q1 24 Q2 24 Revenue & EBITDA growth (y-o-y) 1.0% 3.3% 1.0% 1.0% 1.0% (0.5%) 0.1% 0.2% 0.6% 1.0% Revenue EBITDA Convergent KPIs Churn (%)ARPU (€) 90.6 91.2 92.2 91.7 90.2 0.9% 0.9% 0.9% 0.9% 0.8% Q3 24 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24Q3 23 Q4 23 Q1 24 Q2 24 Q3 24

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Highlights Brazil: sustained growth, expanding profitability • Largest FTTH network in Latam • Accelerating contract accesses with higher ARPU (+2%) • FTTH connections growing (Q3 192k; +5% y-o-y) • Higher margins despite increased weight of digital services • 44.6% EBITDA (+0.2 p.p. y-o-y) • 17.8% EBITDAaL-CapEx (+2.1 p.p. y-o-y) • LC growth momentum intact; >2x above inflation • Revenue: +7.1% • EBITDA +6.9% • EBITDAaL-CapEx +20.7% Accesses growth (y-o-y) 4% 4% 6% 7% 8%14% 13% 12% 13% 12% FTTHContract Sep-23 Mar-24 44% 44% 41% 41% 45% 16% 18% 18% 15% 18% EBITDAaL-CapExEBITDA Q3 23 Q4 23 Q1 24 Margins Q2 24 Mobile contract m.s. 43.2% Concession to Authorisation process well advanced Final agreement expected in Q4 24 Jun-24 FTTH Premises passed (m) 26.2 26.8 27.3 28.3 29 Dec-24EDec-23 Mar-24 Jun-24 Revenue & EBITDA growth (y-o-y) 6.8% 7.5% 10.4% 3.3% (6.4%) 10.8% 9.5% 10.7% 3.3% (5.9%) Revenue EBITDA Q3 23 Q4 23 Q1 24 Q2 24 Dec-23 Sep-24 Q3 24 Q3 24 Sep-24 7 Rev +7.1% EBITDA +6.9% Rev +7.4% EBITDA +7.3% Local currency

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. EBITDAaL-CapExEBITDA Contract net adds (k) 396 284 157 1 215 1 226 1 Q3 23 Q1 24 Q3 24Q4 23 Q2 24 (1) Excludes 3rd party MNO-accesses Germany: continued commercial traction on core business strength • Consistent q-o-q growth in contract net adds • Simplified O2 new tariff portfolio from Nov-24 • O2 network rated “excellent” (Magazine test) • 5G pop coverage ~97%, 1st anniversary of ‘5G Plus` • O2 contract churn remains at low levels; 1.0% • Revenue mainly reflecting MTR-cut and change of the 1&1 business model • Sustained EBITDA growth on cost efficiencies Highlights Margins Revenue & EBITDA growth (y-o-y) Fixed ARPU (y-o-y) Revenue EBITDA 2.2% 4.6% (0.1%) 0.0% (1.6%) 3.6% 3.7% 5.0% 3.8% 3.0% Q3 23 Q1 24 Q3 24Q4 23 Q2 24 Q3 23 Q1 24 Q3 24Q4 23 Q2 24 Q3 23 Q1 24 Q3 24Q4 23 Q2 24 Strengthened B2P re-filling freed-up network capacity (i.e. contract renewal with Freenet, Lebara and new agreement with Lyca) 8 2.2% 2.2% 2.4% 3.8% 5.2% 32% 31% 31% 33% 33% 9% 8% 11% 13% 8%

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 37% 39% 36% 37% 37% 16% 21% 13% 17% 14% 251 299 194 295 281 1.0% 1.2% 1.2% 1.2% 1.1% Fixed network build (k new PPs) Mobile contract churn (%) EBITDAaL-CapExEBITDA UBB PPs footprint 17.8m VMO2: commercial momentum and targeted investments • 5G and fibre rollout continues at pace (9M CapEx/Sales 20.5%) • Contract churn at low levels (-0.1 p.p. q-o-q) • Return to positive net FBB adds (16k) + value growth (retail fixed ARPU +2.2% y-o-y) • Stable combined consumer fixed & mobile revenue ex handsets • Stable y-o-y operating leverage (EBITDAaL- CapEx/Revenue), both Q3 and 9M • Pivotal investments in 2024 for growth in 2025 and beyond Highlights Margins Revenue & EBITDA growth (y-o-y) 6.7% 3.9% 2.6% 0.6% (0.7%) 5.8% 10.8% 3.3% 0.1% (2.7%) Revenue EBITDA Q3 24 Q1 24 Q3 24Q4 24 Q2 24 Q3 24 Q1 24 Q3 24Q4 24 Q2 24 Q3 24 Q1 24 Q3 24Q4 24 Q2 24 Q3 24 Q1 24 Q3 24Q4 24 Q2 24 Reinforced tower infrastructure • Long term partnership with Cellnex UK • Partial monetisation of CTIL, retaining co-control 9

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Tech: the B2B commercial growth driver Revenue (€m) y-o-y • Commercial acceleration in Q3 24, further revenue growth in Q4 • Strong growth in bookings, mainly in the private sector • Customers demand multiple projects combining technologies & solutions • Larger & higher value projects increases business’ sustainability • More recurrent and predictable revenue • Committed to €3bn revenue target for 2026 Future-proof business Commercial performance €2bn LTM Revenue (+12.0% y-o-y) +9.5% 470 1,453 Q3 24 9M 24 +6.3% +25% Bookings vs. 9M 23 Funnel vs. 9M 23 Growing faster than revenue Growing in line with bookings +25% • Further SME opportunity in Spain, key provider in the Kit Consulting (ERF) • Global Services Lines reinforcing operational capabilities in key markets • AI & Data: 10 specialised new centres in Spain, UK, Central Europe, Brazil and HIS • BizApps in Spain & Cyber in the UK gain momentum 10 +40% Q3 Bookings 5.5m B2B customers

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Global connectivity provider Infra: a worldwide connectivity network Over 100 POPs in 17 countries across the key regions of America and Europe Sustained profitability Steady traffic growth 49% EBITDA margin 9M 24 +12% vs. 9M 23 Accelerating FTTH deployment 20 24 Sep-23 Sep-24 2026E ~30 Total FTTH premises passed (m) (via FiberCos) ̴30% of 23-26 of TEF’s FTTH rollout executed Driving value whilst increasing differentiation and capabilities Opportunity/Optionality Data CentresAgreement to acquire Infrafibre Germany Strengthening fibre expansion in rural areas 11 >100km of international fibre connectivity >1m PPs deployed or under construction Accelerating planned expansion to ~2m PPs target Among top 5 FTTH altnets in Germany

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Q3 24 Hispam / Financials / ESG Mrs. Laura Abasolo CFCO & Head of Telefónica Hispam

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 3.0% 1.0% 1.0% (1.0%) (3.0%) 12% 8% 6% 4% 4% FTTH & Cable PPs (m) FTTH & CableContract Accesses growth (y-o-y) Sep-23 Dec-23 Mar-24 18% 27% 18% 18% 18% 4% 4% 7% 5% 5% EBITDAaL-CapExEBITDA • Aiming for a more rational industry • Exploring inorganic opportunities • FTTH vehicles avoiding infrastructure overlap • Q3 results hit by FX, competition and Peru • Non-cash €314m impairment in Peru • EBITDAaL-CapEx (-0.1%) • Leases (-7.3%), CapEx (-11.1%); 9M CapEx/Rev 7.1% • Technology renovation: >30k copper tons in 2022/23 Highlights Margins Jun-24 Invested capital -34% vs. Dec-19 Preserving T. Group optionality 19.5 20.3 20.9 21.6 22.4 18.7m FTTH Leading the market Revenue & EBITDA growth (y-o-y) (10.8%) (21.4%) (8.2%) (0.1%) (6.2%) (24.3%) (4.0%) (14.9%) 2.7% (7.4%) Revenue EBITDA Q3 23 Q4 23 Q1 24 Q2 24 Hispam: preserving operating leverage Sep-24 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Q3 24 Q3 23 Q4 23 Q1 24 Q2 24 Q3 24 12

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. (9) 358 457 807 2,308 (41) 205 866 1,030 FCF aligning with reiterated 2024 guidance Back-end loaded growth trajectory € million FCF 2024 >10% growth FCF CAGR 23-26 >10% growth Q2 FY • FCF acceleration, x4.2 q-o-q, +89.5% y-o-y in Q3 and +27.7% in 9M • Natural BRL hedging proves FCF focus • >10% growth ambition reiterated for 2024 and 2023-26 20242023 13 Q1 9MQ3

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 3.80% 3.61% Net Financial Debt € million 29,240 (838) 327 Solid balance sheet, contained costs and long average life ND/EBITDAaL 2.76x Jun-24 FCF including spectrum Sep-24 FX & Others Net financial investments Shareholder remuneration 28,74896 (77) ND/EBITDAaL 2.78x Comfortable liquidity position 11.2 Liquidity cushion, Sep-24 (€bn) 8.7 Cash position Undrawn credit lines & synd. credit facilities Cash liquidity 19.9 1.3 5.6 3.3 4.5 20252024 2026 2027 Gross debt maturities, Sep-24 (€bn) Total debt related interest payment cost ex leases Contained interest payment cost Dec- 23 - 100 bps in short- term rate = €56m savings in interest paymentSep-24 ~75% Total debt fixed ~11 yrs Average Debt Life 14 Leverage reduction 2026: 2.2x-2.5x -0.02x; -€0.5bn

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Solid progress across the pillars of ESG Environmental • Decarbonise the economy, helped avoid 69m tCO2 for B2C customers • Reducing Scope 3, Led industry climate maturity assessment of ~1k suppliers, offering tailored training Social • Advancing in diversity, 33.6% of executives are women (37% target in 2027) • Well placed for B2B customers, ranked percentile 99th of all companies (130k) evaluated by EcoVadis Governance • #1 in Reporting & Transparency, Reuters Sustainability Awards 2024 • Leading Ethical AI, signed the EU’s AI Pact and actively participated in developing the Code of Practice 15

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Key takeaways Mr. Ángel Vilá COO

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. 2024 guidance confirmed despite FX depreciation in Q3 2024 Guidance 9M 24 Revenue y-o-y reported ~1% -0.3% EBITDA y-o-y reported 1% to 2% +0.4% EBITDAaL - CapEx y-o-y reported 1% to 2% +2.1% ✓ CapEx / Sales Up to 13% 12.0% ✓ FCF y-o-y reported >10% +27.7% ✓ Cash Dividend €0.3/share 2 tranches €0.15; 19th Dec-24, Jun-25 Improved coverage ✓ Leverage Reduced 2.76x 16 Under guidance FX assumptions, 9M well within guidance > 1% service revenue, > 1% EBITDA and >2% EBITDAaL-CapEx growth Controlling the controllable Delivering strong FCF Majority of FCF well protected through hedging strategy On track with 2023-26 guidance

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Hedging strategy mitigates FCF exposure to currency fluctuations Solid business momentum, both commercial and operationally across Spain, Brazil and Germany Focus investments on FTTH and 5G deployment, high-value customers and premium services driving customer satisfaction Strong FCF growth allowing reaffirmation of >10% ambition for both 2024 and 2023-26 Disciplined balance sheet and capital allocation, delivering on targets, sustainable dividend and growth-focused CapEx Maximising performance through focused execution 1 2 3 4 5 17 Opportunities ahead, authorisation regime in Brazil, deregulation and reducing sector fragmentation in EU6

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. Results presentation and Q&A Session Telefónica’s management will host a webcast on 7 November at 10:00 AM (CET), 9:00 AM (GMT), and 4:00 AM (EDT) Participants from Telefónica • To access the webcast: click here • The webcast replay will be available on Telefónica IR’s website after the event • To participate in the Q&A session, please register using the following link to receive the dial in and PIN details: click here • Ángel Vilá l COO • Laura Abasolo l CFCO & Head Telefónica Hispam • Markus Haas l CEO Telefónica Deutschland • Lutz Schüler l CEO Virgin Media O2 • Eduardo Navarro l Chief Corporate Affairs & Sustainability Officer • Adrián Zunzunegui l Global Director of Investor Relations Webcast Q&A Session

***Este documento está clasificado como PUBLICO por TELEFÓNICA. ***This document is classified as PUBLIC by TELEFÓNICA. For further information, please contact: Investor Relations Adrián Zunzunegui (adrian.zunzunegui@telefonica.com) Isabel Beltrán (i.beltran@telefonica.com) Torsten Achtmann (torsten.achtmann@telefonica.com) Tel. +34 91 482 87 00 ir@telefonica.com www.telefonica.com/investors FOLLOW US: Climate A List 2023 Bloomberg GEI 2023 1st company worldwide in 2023 Digital Inclusion Benchmark 1st in sector 2022 Member of DJSI Europe

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	November 7, 2024	By:	/s/ Laura Abasolo García de Baquedano
			Name:	Laura Abasolo García de Baquedano
			Title:	Chief Finance and Control Officer